	John D. ("Jack") Hogoboom Partner	1251 Avenue of the Americas New York, New York 10020 T: (973) 597-2382 T: (646) 414-6846 M: (973) 960-8926 E: jhogoboom@lowenstein.com
April 28, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attn:	Thomas Jones
Jay Ingram

Re:	SmartKem, Inc.
Registration Statement on Form S-1
Filed April 8, 2025
File No. 333-286437

Ladies and Gentlemen:

On behalf of SmartKem, Inc. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “Commission”) via EDGAR in response to the comment letter from the staff of the Commission (the “Staff”), dated April 24, 2025 (the “Comment Letter”), pertaining to the Company’s above-referenced Registration Statement on Form S-1 filed on April 8, 2025 (the “Registration Statement”). In connection with such response, the Company is concurrently filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). Capitalized terms used but not defined in this letter have the meaning given in the Amended Registration Statement.

To assist your review, we have reproduced the text of the Staff’s comments in italics below, followed by our responses on behalf of the Company.

Registration Statement on Form S-1 filed April 8, 2025

1.	We note that you are registering the resale of “1,875,324 shares of our common stock issuable upon the conversion of our Series A-1 Convertible Preferred Stock . . . including shares of our common stock issuable upon the exercise of Class C Warrants into which shares of the Series A-1 Preferred Stock are convertible in certain circumstances.” Please clarify if this means that you are registering the resale of shares issuable upon exercise of Class C Warrants that are not yet outstanding and will not be outstanding until the selling stockholders convert outstanding Series A-1 Preferred Stock. If this is so, it does not appear appropriate at this time to register the resale of the associated common stock. Please revise your registration statement accordingly or provide us with an analysis addressing why you are able to register these shares at this time. Refer generally to Securities Act Compliance Disclosure and Disclosure Interpretation 139.11.

Securities and Exchange Commission	April 28, 2025
Division of Corporation Finance

In response to this Comment, clarifying disclosure has been added to the Amended Registration Statement on the cover page of the Prospectus and page 7.

On behalf of the Company, we hereby respectfully advise the Staff that the Company believes it is appropriate to register the resale of the shares of common stock issuable upon the exercise of the Class C Warrants which may be issued upon the automatic conversion of the Company’s Series A-1 Preferred Stock for the reasons set forth below.

Background

As described in the Company’s Current Report on Form 8-K, filed on June 15, 2023, the Company entered into a Securities Purchase Agreement on June 14, 2023 (the “Securities Purchase Agreement”) pursuant to which it sold to certain accredited investors an aggregate of 9,229 shares of Series A-1 Preferred Stock convertible into an aggregate of 36,916,000 shares of the Company’s common stock at a conversion price of $0.25 per share in a transaction exempt from registration under Section 4(a)(2) of the Securities Act.

The terms of the Series A-1 Preferred Stock contain customary “blocker” language that prohibits a holder from converting its shares of Series A-1 Preferred Stock if as a result the holder would become the beneficial owner of more than 4.99% of the Company’s common stock (subject to increase to up to 9.99% upon not less than 61 days prior notice) (the “Beneficial Ownership Limitation”). As the Staff is aware, such blocker provisions are commonplace and effectively prevent a holder from being required to file reports under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), at the 5.00% beneficial ownership level and from becoming subject to reporting and potential short-swing profits liability under Section 16 of the Exchange Act at the 10.00% beneficial ownership level. The legality and effectiveness of such blocker provisions are well established.

As described in the Company’s Current Report on Form 8-K, filed on June 23, 2023, the Company sold to certain accredited investors pursuant to the Securities Purchase Agreement an additional 1,870.36596 shares of Series A-1 Preferred Stock convertible into an aggregate of 7,481,464 shares of the Company’s common stock at a conversion price of $0.25 per share in a transaction exempt from registration under Section 4(a)(2) of the Securities Act. The 44,397,464 shares of common stock issuable upon the conversion of the Series A-1 Preferred Stock outstanding as a result of these transactions are hereinafter referred to as the “Conversion Shares”.

The purchasers paid the entire purchase price for the Series A-1 Preferred Stock on the date of issuance. In addition, the $0.25 conversion price was fixed and did not adjust based on the Company’s common stock trading price at the time of conversion or any other fluctuating ratio. Accordingly, at all times subsequent to the respective closings, the purchasers were at market risk with respect to the Conversion Shares.

Securities and Exchange Commission	April 28, 2025
Division of Corporation Finance

On July 24, 2023, the Company filed with the Commission a Registration Statement on Form S-1 (file no. 333-273392) (the “July 2023 Registration Statement”) which registered, among other things, the Conversion Shares. The July 2023 Registration Statement was declared effective by the Commission on July 28, 2023.

On September 20, 2023, the Company filed a Current Report on Form 8-K reporting that pursuant to authority granted to the Company’s Board of Directors (the “Board”) by the stockholders at the Company’s annual meeting of stockholders held on August 25, 2023, on September 19, 2023, the Board had approved a reverse stock split of the Company’s issued and outstanding common stock at a ratio of 1-for-35 (the “Reverse Stock Split”) which became effective at 12:01 AM Eastern Time on September 21, 2023. The purpose of the Reverse Stock Split was to assist the Company in its efforts to satisfy the $4.00 minimum bid requirement for listing of the common stock on the Nasdaq Capital Market.

As a result of the Reverse Stock Split, the conversion price of the Series A-1 Preferred Stock increased to $8.75 and the number of Conversion Shares was reduced to approximately 1,268,499 shares1. In accordance with Rule 416, all of these shares remained registered pursuant to the July 2023 Registration Statement.

On January 29, 2024, the Company filed a Current Report on Form 8-K reporting that on January 26, 2024, the Company had entered into a Consent, Conversion and Amendment Agreement (the “Consent Agreement”) with each holder of the Series A-1 Preferred Stock (each a “Holder” and together, the “Holders”). Pursuant to the Consent Agreement, among other things, each Holder converted, subject to the terms and conditions of the Consent Agreement, 90% of its Series A-1 Preferred Stock (the “Conversion Commitment”) into shares of common stock at the then-effective conversion price, except as provided below for the Exchanging Holders (as defined below). Pursuant to the Consent Agreement, in the event the conversion of all of the Series A-1 Preferred Stock held by a Holder would have resulted in such Holder acquiring shares of common stock in excess of its Beneficial Ownership Limitation (an “Exchanging Holder”), such Exchanging Holder agreed to (i) convert its shares of Series A-1 Preferred Stock subject to its Conversion Commitment into shares of common stock up to its Beneficial Ownership Limitation, and (ii) exchange all of its remaining shares of Series A-1 Preferred Stock subject to its Conversion Commitment for Class C warrants (each a “Class C Warrant”) covering the shares of common stock that would have been issued to such Holder but for the Beneficial Ownership Limitation (the “Exchange”). The conversion and the Exchange of the Series A-1 Preferred Stock were exempt from registration pursuant to Section 3(a)(9) of the Securities Act.

1 Number is approximate due to the rounding up of fractional shares and the existence of multiple positions held by related parties.

Securities and Exchange Commission	April 28, 2025
Division of Corporation Finance

The Class C Warrants have an exercise price of $0.0001, are exercisable upon issuance and expire when exercised in full. The exercise price of the Class C Warrants is fixed is not based on the market price of the Company’s common stock or a fluctuating ratio. Accordingly, the Exchanging Holders who received Class C Warrants have been at market risk with respect to the underlying common stock since the date of issuance.

The Series C Warrants are exercisable at the election of the holder either for cash or on a cashless basis. The Class C Warrants contain a blocker provision similar to the one contained in the terms of the Series A-1 Preferred Stock. In connection with Conversion Commitment and the Exchange the Company issued (i) 412,293 shares of common stock and (ii) Class C Warrants to purchase up to 726,344 shares of common stock upon the conversion or Exchange of an aggregate of 9,963 shares of Series A-1 Preferred Stock.

Pursuant to the Consent Agreement, the Company and the Holders also agreed to amend and restate the Certificate of Designation of Preferences, Rights and Limitations for the Series A-1 Preferred Stock (the “Amended and Restated Series A-1 Certificate of Designation”) effective immediately following the closing of the transactions described above to (i) make certain adjustments to reflect the Reverse Split, (ii) remove all voting rights, except as required by applicable law, (iii) increase the stated value of the Series A-1 Preferred Stock to $10,000 from $1,000, and (iv) adjust the conversion price of the Series A-1 Preferred Stock to $87.50 as a result of the increase in stated value.

After giving effect to prior conversions of the Series A-1 Preferred Stock and the transactions contemplated by the Consent Agreement, 1,106 shares of Series A-1 Preferred Stock remained outstanding which were convertible into an aggregate of 126,449 shares of common stock. All of such shares continued to be registered under the July 2023 Registration Statement in accordance with Rule 416. The shares of common stock underlying the Class C Warrants issued in the Exchange were registered for resale pursuant to a Registration Statement on Form S-1 (file no. 333-278630) filed on April 11, 2024 and declared effective by the Commission on April 17, 2024.

On December 18, 2024, the Company filed a Current Report on Form 8-K reporting that on December 17, 2024, it had entered into a Consent and Amendment Agreement with certain holders of the Series A-1 Preferred Stock (the “Consent and Amendment Agreement) pursuant to which, among other things, the parties agreed to amend and restate the terms of the Series A-1 Preferred Stock, effective on the closing of a “Qualified Offering” (the “Effective Time”), to, among other things: (i) remove the obligation of the Company to pay dividends on shares of the Series A-1 Preferred Stock in certain circumstances; (ii) remove the provisions that required the Company to obtain the consent of the holders of a majority of the outstanding shares of Series A-1 Preferred Stock to take certain actions, such as the incurrence of certain indebtedness, the granting of liens and the purchase or redemption of outstanding equity securities; (iii) remove the liquidation preference applicable to the Series A-1 Preferred Stock; (iv) reduce the conversion price of the Series A-1 Preferred Stock to $4.34; (v) prevent the conversion of the Series A-1 Preferred Stock for a period ending on the earlier of (A) the effective date of a resale registration statement covering the additional shares of common stock issuable upon the conversion of the Series A-1 Preferred Stock as a result of the reduction in the conversion price (the “Effective Date”) and (B) the six-month anniversary of the Effective Time; (vi) provide for the automatic conversion of the Series A-1 Preferred Stock into either shares of common stock or the Company’s Class C Warrants at the conversion price upon the earlier of (A) the Effective Date or (B) as determined by the written consent of the holders of at least a majority of the outstanding shares of Series A-1 Preferred Stock which must include AIGH Investment Partners LP and its Affiliates (“AIGH”) for so long as AIGH holds at least $1,500,000 in aggregate Stated Value of Series A-1 Preferred Stock acquired pursuant to the Purchase Agreement; and (vii) remove certain price protection provisions which had expired pursuant to their terms.

Securities and Exchange Commission	April 28, 2025
Division of Corporation Finance

By Current Report on Form 8-K filed on December 20, 2024, the Company reported that it had consummated a “Qualified Offering” on December 20, 2024 and that, as a result, the terms of the Series A-1 Preferred Stock had been amended as summarized above. As a result of the reduction in the conversion price of the Series A-1 Preferred Stock, an additional 1,875,324 shares became issuable upon the conversion of the remaining shares of Series A-1 Preferred Stock outstanding (the “Additional Conversion Shares”).

The Company and the majority holders of the Series A-1 Preferred Stock believed that converting the Series A-1 Preferred Stock into common stock was in the best interests of the Company and the holders. Among other things, removing the restrictions contained in the Series A-1 Preferred Stock would simplify the Company’s capital structure and improve the Company’s ability to raise additional capital through the public or private sale of its equity securities. However, the blocker provision in the Series A-1 Preferred Stock would have prevented the automatic conversion of all of the outstanding shares of Series A-1 Preferred Stock because the blocker provision in the Series A-1 Preferred Stock would have prevented the conversion of any shares that would have resulted in a holder receiving Additional Conversion Shares in an amount that caused it to exceed its Beneficial Ownership Limitation. Accordingly, the parties agreed to amend the terms of the Series A-1 Preferred Stock as described above so that such a holder could receive Class C Warrants (which contain their own blocker provision) upon conversion of the holder’s Series A-1 Preferred Stock covering a number of shares of common stock equal to the amount of Additional Conversion Shares that, if issued, would have caused such holder to exceed its Beneficial Ownership Limitation.

As the description above shows, the amendment of the Series A-1 Preferred Stock terms to allow the issuance of Class C Warrants was solely for the purpose of permitting the Company to force the conversion of all of the outstanding shares of Series A-1 Preferred notwithstanding the blocker provision in the Series A-1 Preferred Stock, and not for the purpose of raising additional capital. It that regard, it is important for the Staff to note that the Class C Warrants are “pre-funded warrants” exercisable for a nominal exercise price of $0.0001 per share.

Based on the current number of shares of common stock outstanding and the beneficial ownership of the holders of the Series A-1 Preferred Stock set forth in the Registration Statement, the Company believes that it will issue Class C Warrants to purchase approximately 932,881 shares of common stock to former holders of the Series A-1 Preferred Stock upon the effective date of the Registration Statement.2 Although the Company expects that the issuance of the shares of common stock upon the exercise of such Class C Warrants will take the form of a cashless exercise as provided in the Class C Warrants, if the holders of such Class C Warrants exercised their Class C Warrants for cash, the Company expects that it would receive an aggregate of $93.29 from such exercises.

2 Although the Company believes it will issue fewer shares upon the exercise of the Class C Warrants than it seeks to register on the Registration Statement, pursuant to the Commission’s rules and the practice followed for offerings that involve the issuance of pre-funded warrants, the Company has registered a number of shares of common stock issuable upon the exercise of the Class C Warrants equal to the Additional Conversion Shares. Any Additional Conversion Shares issuable upon the automatic conversion of the Series A-1 Preferred Stock will reduce the number of shares of common stock covered by the Class C Warrants on a one-for-one basis and vice versa. If the Class C Warrants covering all of the shares of Common Stock being registered for potential resale pursuant to Registration Statement were exercised for cash, the Company would receive an aggregate of $187.53.

Securities and Exchange Commission	April 28, 2025
Division of Corporation Finance

Analysis

In its Comment, the Staff refers to Securities Act Compliance and Disclosure Interpretation 139.11 (the “C&DI”). The C&DI provides as follows:

“Question 139.11

Question: A company privately placed convertible securities in reliance on the exemption provided by Section 4(2), but has not yet issued some or all of the convertible securities. The company agreed to file a registration statement within two months after the private placement closing to register the resale of the common stock issuable on conversion of the convertible securities. The securities were convertible into common stock using a conversion ratio based on the company’s common stock trading price at the time of conversion. Can the company use Form S-3 to register the resale of the common stock prior to conversion?

Answer: Unless the transaction involving the issuance of the convertible security meets the conditions under which a company may file a registration statement for resale of privately placed securities before their actual issuance (commonly known as a “PIPE,” or private-investment, public-equity transaction, as discussed below), the registration for resale of the common stock underlying the unissued convertible security would not be viewed as a valid secondary offering. Instead, the transaction would be treated as an indirect offering by the issuer, and thus a primary offering, with the investor being identified in the registration statement as an “underwriter.” In such circumstances, the registration statement may not use the phrase “may be an underwriter.” Instead, the disclosure in the registration statement must state that the investor “is an underwriter.” As a result, the company may register on Form S-3 the resale of the underlying common stock, or the convertible security itself, only if the company is eligible to use that Form for a primary offering. In addition, if the company continues to sell privately additional convertible securities after it has filed the registration statement for the securities underlying the previously sold convertible securities, the continuation of the same offering may call into question the Section 4(2) exemption generally claimed for the entire convertible securities offering.

In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement. [Nov. 26, 2008]” (emphasis added).

Securities and Exchange Commission	April 28, 2025
Division of Corporation Finance

On behalf of the Company, we respectfully submit to the Staff that the terms of the Series A-1 Preferred Stock and the potential issuance of Class C Warrants upon the automatic conversion of the Series A-1 Preferred Stock differ significantly from the situation described in the C&DI and that registration of the shares of common stock issuable upon the Class C Warrants that may become issuable upon the automatic conversion of the Series A-1 Preferred Stock complies with the last paragraph of the C&DI.

First, unlike the situation in the C&DI, the Series A-1 Preferred Stock has been issued and outstanding since June 23, 2023.

Second, the conversion price of the Series A-1 Preferred Stock is fixed and does not fluctuate based on the trading price of the common stock or any other fluctuating ratio. We believe that the conversion price of the unissued convertible preferred stock in the situation described in the C&DI was based on a formula tied to the market price of the underlying common stock at the time of conversion was the most significant factor leading to the Staff’s interpretive position. As described above, the offering of the Series A-1 Preferred Stock ended on June 23, 2023. Since that time, the investors have been at market risk with respect to the underlying common stock. The potential issuance of Class C Warrants upon the automatic conversion of the Series A-1 Preferred Stock does not change that fact. As described above, any holder of the Series A-1 Preferred Stock that receives Class C Warrants upon the automatic conversion will continue to be subject to market risk with respect to the underlying shares of common stock. The exercise price of the Class C Warrants and the maximum number of shares of common stock issuable upon the exercise thereof are both fixed and neither are subject to change based on either the market price of the common stock or a fluctuating ratio.

Unlike the situation described in the C&DI, there is no potential distribution that will occur upon the automatic conversion of the Series A-1 Preferred Stock. The Company received the full proceeds from the issuance the Series A-1 Preferred Stock in June of 2023. The total number of shares of common stock that may be issued upon the conversion of the Series A-1 Preferred Stock (including shares that may become issuable upon the exercise of any Class C Warrants issuable in lieu of shares upon conversion) is fixed and determinable. As described above, the additional cash proceeds, if any, that the Company might receive upon the cash exercise of the Class C Warrants are nominal. Because the Company expects that the Class C Warrants will be exercised on a cashless basis, the Company believes it will not receive any proceeds therefrom. Accordingly, concluding that the secondary offering covered by the Registration Statement is actually a veiled primary offering on behalf of the Company is inconsistent with the Staff’s own interpretive positions on that topic. See Compliance and Disclosure Interpretation 214.02.

Securities and Exchange Commission	April 28, 2025
Division of Corporation Finance

Third, the Company believes that registration of the shares of common stock underlying the Class C Warrants that may be issued upon the automatic conversion of the Series A-1 Preferred Stock squarely meets the PIPE transaction requirements set forth in the C&DI. The sale of the Series A-1 Preferred Stock was completed well before the filing of the Registration Statement. The holders were irrevocably bound to purchase the Series A-1 Preferred Stock and indeed purchased their shares more than a year prior to the filing of the Registration Statement. The issuance of the shares of common stock upon the automatic conversion of the Series A-1 Preferred Stock will occur at a set conversion price that is not based on market price or a fluctuating ratio, as required by the C&DI.

As described above, the Class C Warrants are exercisable for a nominal price and will only be issued to holders who need the blocker provision contained therein to prevent them from exceeding their Beneficial Ownership Limitation. The Class C Warrants have a fixed exercise price and are exercisable for a fixed and determinable number of shares. The Class C Warrants have no economic value to either the Company or the holders and are intended, as is the case in all pre-funded warrants, to be the equivalent of common stock, subject only to the blocker provision. Because neither the Series A-1 Preferred Stock nor the Class C Warrants have a conversion or exercise price that is based on market price or a fluctuating ratio, the registration of the underlying shares fits squarely within the requirements of the last paragraph of the C&DI.

The Staff has allowed a registrant to proceed with registration in circumstances that are more similar to the situation described in the C&DI than the circumstances presented here. On November 13, 2024, Jet.AI Inc. (“Jet”) filed a registration statement on Form S-3 (file no. 333-283207) (“Jet Registration Statement”) registering shares of its common stock that would be issuable on conversion of shares of preferred stock pursuant to conversion price tied to the market price of the underlying common stock and that were not then outstanding but which would be issuable upon the exercise of a warrant. On December 2, 2024, the Staff issued a common letter on the Jet Registration Statement in which the Staff referenced the C&DI and questioned the appropriateness of Jet registering the shares of common stock and noted that the preferred stock would convert based on a fluctuating exercise price tied to the market price of the common stock.

https://www.sec.gov/Archives/edgar/data/1861622/000000000024013265/filename1.pdf

Notwithstanding the facts presented, the Jet Registration Statement was declared effective by the Commission on December 27, 2024.

https://www.sec.gov/Archives/edgar/data/1861622/999999999524003931/xslEFFECTX01/primary_doc.xml

2.	Regarding the Series A-1 Preferred Stock, please tell us how you determined the number of shares registered for resale.

See the response to Comment 1 above. As described therein, pursuant to the Consent Agreement entered into on January 26, 2024, (i) 90% of the outstanding Series A-1 Preferred Stock was converted into shares of Common Stock or exchanged for Class C Warrants, (ii) the stated value of the remaining Series A-1 Preferred Stock was increased to $10,000, and (iii) and the conversion price was increased to $87.50 to reflect the effect of the Reverse Stock Split. After giving effect to prior conversions and those transactions, the number of outstanding shares of Series A-1 Preferred Stock was reduced to 1,106 shares which were convertible into an aggregate of 126,498 shares of Common Stock, all of which were registered for resale by the holders. Subsequently, 250 shares of Series A-1 Preferred Stock were converted into 28,572 shares of Common Stock. The remaining 856 shares of Series A-1 Preferred Stock were convertible into an aggregate of 97,876 shares of Common Stock. All of those shares were previously registered for resale by the Company on the July 2023 Registration Statement.

Securities and Exchange Commission	April 28, 2025
Division of Corporation Finance

Pursuant to the Consent and Amendment Agreement entered into on December 17, 2024, the conversion price of the Series A-1 Preferred Stock was reduced from $87.50 to $4.34. As a result, an additional 1,875,324 shares of Common Stock became issuable upon the conversion of the remaining shares of Series A-1 Preferred Stock outstanding. We have included a table below showing this calculation:

Series A-1 Preferred Stock Outstanding	Aggregate Stated Value	Conversion Price	Number of Conversion Shares
856	$8,560,000	$87.50	97,876
856	$8,560,000	$4.34	1,973,200
Difference:			1,875,324

3.	Regarding the Series A-1 Preferred stock, please disclose the price that the selling securityholders paid to acquire the Series A-1 Preferred Stock.

The disclosure on page 7 of the Amended Registration Statement has been updated to disclose the price that the selling securityholders paid to acquire the Series A-1 Preferred Stock.

4.	Please expand the information on page II-2 about the conversion price of $8.75 to also discuss: (1) the adjustment to the conversion price of the Series A-1 Preferred Stock to $87.50 in January 2024; and (2) the adjustment to the conversion price of the Series A-1 Preferred Stock to $4.34 in December 2024.

The disclosure starting on page II-3 of the Amended Registration Statement has been updated to provide the additional information requested in this comment.

If you have any questions regarding this letter or need additional, please call the undersigned at (973) 597-2382.

Very truly yours,

Securities and Exchange Commission	April 28, 2025
Division of Corporation Finance

/s/ John D. Hogoboom

John D. Hogoboom

cc:	Barbra C. Keck, Chief Financial Officer, SmartKem, Inc.